SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 30, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of September 30, 2016,

together with the review report on interim-period financial statements

CONTENTS

•	Review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries

REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

I.	Report on the financial statements

Introduction

1.	We have reviewed (a) the accompanying interim financial statements of BANCO MACRO S.A. (“the Bank”), (b) the accompanying interim consolidated financial statements of BANCO MACRO S.A. and its subsidiaries, which comprise the related balance sheets as of September 30, 2016, and the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the nine-month period then ended, and (c) a summary of the significant accounting policies and additional explanatory information.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of these financial statements in accordance with the accounting standards established by the BCRA (Central Bank of Argentina) and are also responsible for performing the internal control procedures that they may deem necessary to allow for the preparation of interim-period financial statements that are free from material misstatements, either due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the accompanying financial statements based on our review, which was performed in accordance with the standards of the Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim period financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim period financial statements consists of making inquiries, mainly of the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the accompanying financial statements have not been prepared, in all material respects, in accordance with the accounting standards established by the BCRA.

Emphasis on certain issues disclosed in the financial statements

5.	We draw attention to note 5. to the accompanying stand-alone financial statements describing and quantifying the main differences in measurement criteria resulting from comparing BCRA accounting standards used in preparing the accompanying financial statements and the Argentine professional accounting standards effective in Buenos Aires City. This issue does not modify the conclusion expressed in paragraph 4., but the differences identified should be taken into account by those using the abovementioned professional accounting standards to interpret the accompanying financial statements.

6.	As further explained in note 24. the accounting standards established by the BCRA which were used by the Bank to prepare the accompanying financial statements and the Argentine professional accounting standards mentioned in the preceding paragraph may not conform with the accounting principles generally accepted in other countries.

II.	Report on other legal and regulatory requirements

7.	In compliance with current legal requirements, we report that:

a)	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in conformity with the applicable Argentine General Associations Law provisions and the CNV (Argentine Securities Commission) regulations.

b)	The financial statements mentioned in paragraph 1. have been transcribed to the “Inventory and Financial Statements” Books and arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

c)	As of September 30, 2016, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 57,092,945, none of which was due as of that date.

d)	As of September 30, 2016, as stated in note 17.1. to the accompanying stand-alone financial statements, the Bank carries shareholder´s equity and offsetting eligible assets that exceed the minimum amounts required by applicable CNV regulations for these items.

City of Buenos Aires,

November 9, 2016

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF

September 30, 2016

BUSINESS NAME: Banco Macro SA

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014.

BALANCE SHEETS

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		09/30/2016	12/31/2015
ASSETS

A.	CASH
	Cash on hand	3,519,537	4,785,578
	Due from banks and correspondents
	Central Bank of Argentina	15,312,283	11,255,835
	Local Other	56,135	16,683
	Foreign	643,976	1,064,995
	Other	955	813
		19,532,886	17,123,904

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	2,010,977	3,201,631
	Holdings booked at amortized cost	1,212,158	1,003,293
	Instruments issued by the Central Bank of Argentina	17,974,935	7,584,005
	Investments in listed private securities	969,481	1,127,399
		22,167,551	12,916,328

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	1,008,279	747,994
	To the financial sector
	Interfinancing (granted call)	153,000
	Other financing to Argentine Financial Institutions	733,362	67,010
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	35,867	181
	To the non-financial private sector and foreign residents
	Overdrafts	8,882,355	4,532,208
	Documents	9,216,645	6,460,989
	Mortgage loans	3,249,653	3,316,169
	Pledge loans	1,747,027	2,083,730
	Personal loans	22,845,796	19,522,734
	Credit cards	15,050,378	13,747,252
	Other (Note 7.1.)	8,163,655	6,980,773
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,165,557	1,066,409
	less: Unearned discount	(309,832)	(344,887)
	less: Allowances (Exhibit J)	(1,639,899)	(1,355,295)
		70,301,843	56,825,267

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		09/30/2016	12/31/2015
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	1,840,093	1,431,811
	Amounts receivable from spot and forward sales pending settlement	673,800	42,516
	Securities and foreign currency receivables from spot and forward purchases
	pending settlement (Exhibit O)	681,379	119,752
	Unlisted corporate bonds (Exhibits B, C and D)	113,557	444,127
	Receivables from forward transactions without delivery of underlying assets	4,996
	Other receivables not covered by debtors classification standards (Note 7.2.)	704,664	412,548
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	182,927	159,998
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	83	186
	less: Allowances (Exhibit J)	(228,939)	(231,490)
		3,972,560	2,379,448

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	376,373	440,257
	Accrued interest and adjustments	4,861	6,768
	less: Allowances (Exhibit J)	(4,161)	(5,312)
		377,073	441,713

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	2,213,514	1,739,354
	Other	236,445	207,895
	less: Allowances (Exhibit J)	(579)	(568)
		2,449,380	1,946,681

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	4	36
	Other (Note 7.3.)	1,123,994	911,588
	Accrued interest and adjustments on receivable from sales of assets (Exhibits B, C and D)		1
	less: Allowances (Exhibit J)	(4,141)	(4,459)
		1,119,857	907,166

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	1,217,487	1,073,274

I.	OTHER ASSETS (Exhibit F)	1,847,035	1,384,182

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	22,014	30,684
	Organization and development costs	565,702	437,939
		587,716	468,623

K.	ITEMS PENDING ALLOCATION	7,333	11,783

TOTAL ASSETS		123,580,721	95,478,369

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		09/30/2016	12/31/2015
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 7.4.)	9,310,103	6,285,628
	From the financial sector	42,086	40,133
	From the non-financial private sector and foreign residents
	Checking accounts	14,683,959	11,599,047
	Savings accounts	18,640,432	14,355,473
	Time deposits	43,564,058	33,145,708
	Investment accounts	510,703	544,802
	Other (Note 7.5.)	2,114,381	1,270,789
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	759,426	669,674
		89,625,148	67,911,254

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	6,747	11,990
	International Banks and Institutions (Exhibit I)	38,355	97,789
	Non-subordinated Corporate Bonds (Note 11. and Exhibit I)	1,623,939	1,383,667
	Amounts payable for spot and forward purchases pending settlement	652,569	119,699
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	676,982	42,752
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)	99,333	44,000
	Other financing received from Argentine financial institutions	10,825	15,106
	Accrued interest payable	59	39
	Receivables from forward transactions without delivery of underlying asset		562,123
	Other (Note 7.6. and Exhibit I)	5,166,894	4,777,119
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	46,707	76,553
		8,322,410	7,130,837

N.	OTHER LIABILITIES
	Dividends Payable		596,254
	Fees	64,325	22,000
	Other (Note 7.7.)	2,584,820	1,773,725
		2,649,145	2,391,979

O.	PROVISIONS (Exhibit J)	214,388	198,636

P.	SUBORDINATED CORPORATE BONDS (Note 11. and Exhibit I)	2,352,742	1,957,618

Q.	ITEMS PENDING ALLOCATION	6,243	10,495

TOTAL LIABILITIES		103,170,076	79,600,819

SHAREHOLDERS' EQUITY (As per related statement)		20,410,645	15,877,550

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		123,580,721	95,478,369

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2016	12/31/2015
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	66,395,561	232,573,382

Contingent	17,513,384	18,864,773
Guarantees received	16,426,957	17,322,405
Other not covered by debtors classification standards	43	60
Contingent debit-balance contra accounts	1,086,384	1,542,308

Control	48,269,119	207,005,560
Receivables classified as irrecoverable	1,843,407	1,532,222
Other (Note 7.8.)	45,071,148	204,859,843
Control debit-balance contra accounts	1,354,564	613,495
Derivatives (Exhibit O)	613,058	6,703,049
Notional value of put options taken (Note 12.b))	13,324	11,821
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	219,071	3,253,734
Derivatives debit-balance contra accounts	380,663	3,437,494

CREDIT-BALANCE ACCOUNTS	66,395,561	232,573,382

Contingent	17,513,384	18,864,773
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	207,566	165,233
Other guarantees provided not covered by debtors classification standards	139,197	137,227
Other covered by debtors classification standards (Exhibits B, C and D)	478,700	1,227,180
Other not covered by debtors classification standards	260,921	12,668
Contingent credit-balance contra accounts	16,427,000	17,322,465

Control	48,269,119	207,005,560
Checks to be credited	1,354,564	613,495
Control credit-balance contra accounts	46,914,555	206,392,065

Derivatives (Exhibit O)	613,058	6,703,049
Notional value of call options sold (Note 12.c))	161,592	138,521
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	219,071	3,298,973
Derivatives credit-balance contra accounts	232,395	3,265,555

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		09/30/2016	09/30/2015

A.	FINANCIAL INCOME
	Interest on cash and due from banks	1,099	111
	Interest on loans to the financial sector	130,569	30,372
	Interest on overdrafts	1,808,672	981,749
	Interest on documents	1,137,413	785,906
	Interest on mortgage loans	524,763	360,049
	Interest on pledge loans	265,687	272,685
	Interest on credit card loans	2,643,488	1,743,416
	Interest on financial leases	71,275	60,710
	Interest on other loans (Note 7.9.)	7,683,826	5,414,239
	Net income from government and private securities (Note 7.10.)	4,268,983	2,332,473
	Interest on other receivables from financial intermediation	2,120	2,970
	Income from guaranteed loans - Presidential Decree No. 1387/01	23,282	18,506
	CER (Benchmark Stabilization Coefficient) adjustment	198,120	33,633
	CVS (Salary Variation Coefficient) adjustment	592	448
	Difference in quoted prices of gold and foreign currency	307,954	232,594
	Other (Note 7.11.)	212,091	144,177
		19,279,934	12,414,038

B.	FINANCIAL EXPENSE
	Interest on savings accounts	63,995	45,605
	Interest on time deposits	7,238,620	4,292,147
	Interest on interfinancing received loans (received call)	13,973	8,046
	Interest on other financing from Financial Institutions	4	1
	Interest on other liabilities from financial intermediation	106,938	69,565
	Interest on subordinated bonds	160,021	98,409
	Other interest	3,406	1,991
	CER adjustment	9,239	3,746
	Contribution to Deposit Guarantee Fund	156,049	272,822
	Other (Note 7.12.)	1,454,034	887,641
		9,206,279	5,679,973

	GROSS INTERMEDIATION MARGIN - GAIN	10,073,655	6,734,065

C.	PROVISION FOR LOAN LOSSES	644,633	499,360

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	79,221	78,186
	Related to deposits	3,079,122	2,401,312
	Other commissions	128,044	83,062
	Other (Note 7.13.)	1,851,829	1,434,887
		5,138,216	3,997,447

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		09/30/2016	09/30/2015

E.	SERVICE-CHARGE EXPENSE
	Commissions	343,700	275,676
	Other (Note 7.14.)	1,336,979	829,253
		1,680,679	1,104,929

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	3,984,162	2,866,476
	Directors' and statutory auditors' fees	203,251	143,677
	Other professional fees	178,020	149,086
	Advertising and publicity	115,430	93,216
	Taxes	343,088	268,435
	Depreciation of bank premises and equipment	132,679	113,822
	Amortization of organization costs	128,938	101,756
	Other operating expenses (Note 7.15.)	911,790	667,001
	Other	498,470	349,938
		6,495,828	4,753,407

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	6,390,731	4,373,816

G.	OTHER INCOME
	Income from long-term investments	629,828	344,035
	Penalty interest	61,407	56,126
	Recovered loans and allowances reversed	126,905	95,462
	CER adjustment		25
	Other (Note 7.16.)	194,649	122,784
		1,012,789	618,432

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	41	8
	Charges for other receivables uncollectibility and other allowances	99,308	123,886
	Depreciation and loss of other assets	3,264	2,780
	Goodwill amortization	8,671	10,539
	Other (Note 7.17.)	111,657	184,012
		222,941	321,225

	NET INCOME BEFORE INCOME TAX - GAIN	7,180,579	4,671,023

I.	INCOME TAX (Note 4.)	2,335,000	1,628,000

	NET INCOME FOR THE PERIOD - GAIN	4,845,579	3,043,023

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2016								09/30/2015

				Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Corporate Bonds (2)	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	584,563	399,499	4,511	2,684,790		7,069,230	5,133,489	15,876,082	11,491,817

Prior years adjustment (3)							1,468	1,468

Subtotal	584,563	399,499	4,511	2,684,790		7,069,230	5,134,957	15,877,550	11,491,817

Distribution of unappropiated earnings, as approved by the Shareholders´ Meeting held on April 26, 2016 and April 23, 2015, respectively:
- Legal reserve				1,001,682			(1,001,682)
- Cash dividends (4)						(643,019)		(643,019)	(596,254)
- Movements of voluntary reserve (4)						368,546		368,546
- Special reserve for Subordinated Corporate Bonds (2)					190,198		(190,198)
- Voluntary reserve for future distribution of earnings						3,903,591	(3,903,591)
- Personal assets tax on share and interests							(38,011)	(38,011)	(27,902)

Reversal of special reserve for Subordinated Corporate
Bonds (2)					(166,890)		166,890

Net income for the period - Gain							4,845,579	4,845,579	3,043,023

Balances at the end of the period	584,563	399,499	4,511	3,686,472	23,308	10,698,348	5,013,944	20,410,645	13,910,684

(1) See Note 10.

(2) See Note 22 b)

(3) See Note 19.3.

(4) See Note 22.

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2016	09/30/2015
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	18,907,789	14,690,022
Cash at the end of the period	31,699,846	11,753,279
Net increase / (decrease) in cash	12,792,057	(2,936,743)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	3,499,042	(3,417,244)
Loans
To the financial sector	(724,469)	(136,711)
To the non-financial government sector	(39,969)	152,079
To the non-financial private sector and foreign residents	1,065,106	(1,330,728)
Other receivables from financial intermediation	(594,889)	(1,633,927)
Receivables from financial leases	137,066	13,615
Deposits
From the financial sector	1,953	(9,103)
From the non-financial government sector	2,425,597	1,246,823
From the non-financial private sector and foreign residents	11,823,470	7,271,174
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	41,380	(108,188)
Others (except liabilities included under financing activities)	558,248	588,278
Collections related to service-charge income	5,120,579	4,000,851
Payments related to service-charge expenses	(1,648,044)	(1,109,929)
Administrative expenses paid	(6,020,813)	(4,478,213)
Payment of organization and development costs	(256,701)	(150,327)
Net collections from penalty interest	61,366	56,118
Differences from payments related to court orders	(2,956)	(4,097)
Collections of dividends from other companies	18,662	32,213
Other collections/ (payments) related to other income and losses	178,847	40,913
Net payments from other operating activities	(1,040,373)	(1,759,299)
Payment of income tax	(1,709,162)	(1,685,727)
Net cash flows generated in /(used in) operating activities	12,893,940	(2,421,429)

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2016	09/30/2015
Investing activities
Net payments for bank premises and equipment	(262,027)	(288,752)
Net payments for other assets	(494,748)	(428,011)
Net cash flows used in investing activities	(756,775)	(716,763)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(131,071)	(80,680)
Central Bank of Argentina
Other	(5,447)	(4,978)
International Banks and Institutions	(61,470)	34,052
Subordinated corporate bonds	(100,657)	(66,175)
Financing received from Argentine financial institutions	(4,285)	(3,994)
Payment of dividends	(870,727)
Net cash flows used in financing activities	(1,173,657)	(121,775)

Financial income and holding gains on cash and cash equivalents	1,828,549	323,224

Net increase / (decrease) in cash	12,792,057	(2,936,743)

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the Merval (Mercado de Valores de Buenos Aires- Buenos Aires Stock Exchange) since November 1994, as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán SA.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán SA, Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of September 30, 2016 and December 31, 2015, the deposits held by the Misiones Provincial Government with the Bank amounted to 3,533,133 and 1,579,311 (including 240,090 and 86,650 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of September 30, 2016 and December 31, 2015, the deposits held by the Salta Provincial Government with the Bank amounted to 2,165,284 and 877,967 (including 366,440 and 301,855 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of September 30, 2016 and December 31, 2015, the deposits held by the Jujuy Provincial Government with the Bank amounted to 2,967,228 and 1,439,377 (including 237,510 and 186,700 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán SA entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of September 30, 2016 and December 31, 2015, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 4,444,634 and 2,688,401 (including 879,916 and 750,818 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro SA - Siemens Itron Business Services SA

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services SA, in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro SA – Gestiva SA

On May 4, 2010, and August 15, 2012, the Bank and Gestiva SA entered into a joint venture under the name “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of September 30, 2016 and December 31, 2015, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the proportionate consolidation method amounted to 56,295 and 35,102, respectively.

Also, as of September 30, 2016 and 2015, net income recorded through the method mentioned in the previous paragraph amounted to 36,197 and 36,055, respectively.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with the accounting standards established by Central Bank of Argentina.

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA as supplementary information.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of September 30, 2016 and supplementary information, are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the nine-month period ended September 30, 2016, are presented comparatively with data for the same period in the prior fiscal year.

3.3.	Unit of measurement

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 312 of General Resolution No. 7/2015 of the Business Association Regulatory Agency, Central Bank Communiqué “A” 3921 and CNV (Argentine Securities Commission) General Resolution No. 441.

However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of September 30, 2016 and 2015 and December 31, 2015, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income, translated into pesos, in accordance with the criterion stated in Note 3.5.a), wherever applicable.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, except what is mentioned in the third paragraph, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of September 30, 2016 and December 31, 2015, the present value calculated by the Bank for these securities amounted to 1,223,881 and 796,534, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

As required under Central Bank Communiqué “A” 5506, BAADEs (Argentine saving bonds for the economy development) were valued at acquisition cost increased by the accrued internal rate of return, in accordance with the criterion stated in Note 3.5.a).

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

b.5)	Private Securities – Investment in listed private securities:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of September 30, 2016 and December 31, 2015, the present value reported by the Central Bank for these securities amounted to 699,608 and 533,962, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414, as supplemented. Such accruals were recorded in the related statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

g.6)	Receivables from forward transactions without delivery of underlying assets:

They were valued at the amounts outstanding originated in forward transactions of foreign currency payables in pesos without delivery of the underlying asset. Such amounts arise from the difference between quoted price of transactions on the last respective business day and the related future price agreed.

h)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

i)	Investments in other companies:

i.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

i.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

k)	Valuation of derivatives:

k.1)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of each transaction, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

k.2)	Put options taken and call option sold: valued at the agreed-upon exercise price.

See also Note 12.

l)	Severance payments:

The Bank charges these payments directly to expenses.

m)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

Additionally, and as provided by Central Bank Communiqué “A” 5689, as supplemented, includes provisions for summary judgements and sanctions applied by the Central Bank and other regulators, which are equivalent to the relevant amounts not yet paid and for which it is probable that occurs (see Note 19.).

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

n)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

o)	Shareholders’ equity accounts:

o.1)	They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

o.2)	Special reserve for subordinated corporate bonds: related to the reserve created for paying the financial services of the subordinated corporate bonds issued by the Bank (see Note 11.a.1)). This reserve is reversed on a monthly basis as the related interests are recorded in the related statement of income.

p)	Statement-of-income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

p.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than three months from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	09/30/2016	12/31/2015	09/30/2015

Cash	19,532,886	17,123,904	9,982,293

Government and private securities

Holdings booked at market value	523		2,904

Instruments issued by the Central Bank	12,166,437	1,783,885	1,768,082

Cash and cash equivalents	31,699,846	18,907,789	11,753,279

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions and considering what is established by Law No. 27,260, such tax is effective for the fiscal years ended up to December 31, 2018. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

As of September 30, 2016 and 2015, the Bank estimated an income tax charge of 2,335,000 and 1,628,000, respectively; hence, no minimum presumed income tax should be assessed for the nine-month periods ended on such dates.

Additionally, as of September 30, 2016, the Bank made income tax prepayments for 1,014,561 for the 2016 fiscal year, which will be applied to the tax amount assessed in the 2016 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation aspects, from the accounting standards established by Central Bank of Argentina.

The main items with differences in valuation matters as of September 30, 2016 and December 31, 2015 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income (1)	to equity		to total income (1)
Item	09/30/2016	12/31/2015	09/30/2016	09/30/2016	12/31/2015	09/30/2016
Government securities and assistance to the government sector (a)

Government securities - Holdings booked at amortized cost	2,567	(28,208)	30,775	4,414	(26,399)	30,813

Instruments issued by the Central Bank and booked at amortized cost	27,451	4,005	23,446	32,472	4,058	28,414

Guaranteed loans – Presidential Decree No. 1387/01	38,170	95,083	(56,913)	38,170	95,083	(56,913)

Business combinations (b)

Acquisition of Nuevo Banco Bisel SA	(67,430)	(73,544)	6,114	(67,430)	(73,544)	6,114

Other	(46,124)	(48,846)	2,722	(46,124)	(48,846)	2,722

Interests in other companies (c)	77,305	56,820	20,485

Deferred assets – Income tax (d)	33,121	38,635	(5,514)	103,558	93,593	9,965
Liabilities – Provisions (e)	(25,681)	(10,477)	(15,204)	(25,681)	(10,477)	(15,204)

Total	39,379	33,468	5,911	39,379	33,468	5,911

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the nine-month period ended September 30, 2015, would have increased by 151,616.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán SA prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	The Bank books the effects of the Argentine Supreme Court (CSJN) rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item.

6.	IMPLEMENTATION PLAN TOWARDS INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

According to such conversion process, on March 27, 2015, the Bank presented to the Central Bank, their own implementation plan together with the appointment of a person in charge, according to Central Bank Communiqué “A” 5635, which was considered and approved by the Board of Directors on March 10, 2015. Additionally, on September 30, 2015, March 31, 2016 and September 30, 2016, the Bank presented to the Central Bank the implementation plan update.

As of the date of issuance of these financial statements, the Bank is implementing the abovementioned IFRS conversion process.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

7.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

09/30/2016	12/31/2015

7.1.	Loans - Other

Other loans	5,721,587	6,244,564
Export financing and prefinancing	2,442,068	736,209
	8,163,655	6,980,773

7.2.	Other Receivables from financial intermediation - Other receivables not covered by debtor classification standards

Debt securities issued by financial trusts (See Note 16.)	480,176	180,458
Certificates of participation in financial trusts (a)	224,043	232,088
Other	445	2
	704,664	412,548

(a)	As of September 30, 2016 and December 31, 2015 the Bank booked an allowance for impairment for 224,043.

7.3.	Other receivables – Other

Sundry receivables	551,026	406,353
Security deposits	338,829	371,446
Advanced prepayments	189,592	100,568
Other	44,547	33,221
	1,123,994	911,588

7.4.	Deposits - Nonfinancial government sector

Time deposits	5,263,355	981,076
Checking accounts	3,278,457	2,968,861
Savings accounts	538,766	2,233,086
Accrued interest, adjustments and foreign exchange differences payable	90,367	18,695
Investment accounts	53,528	31,137
Other	85,630	51,773
	9,310,103	6,285,628

7.5.	Deposits - From the non-financial private sector and foreign residents - Other

Expired time deposits	1,201,505	741,932
Attachments	382,870	236,103
Unemployment fund for workers of the construction industry	320,451	254,716
Other	209,555	38,038
	2,114,381	1,270,789

7.6.	Other liabilities from financial intermediation - Other

Purchase financing payables	2,172,290	1,928,432
Miscellaneous not subject to minimum cash requirements	877,112	694,659
Other withholdings and additional withholdings	641,696	811,441
Collections and other transactions on account and behalf of others	444,091	329,702
Other payment orders pending settlement	388,446	671,013
Miscellaneous subject to minimum cash requirements	278,501	83,324
Retirement pension payment orders pending settlement	109,303	48,564
Sociedad Seguro de Depósitos (Sedesa) – Purchase of preferred shares of former Nuevo Banco Bisel SA (see Note 8.)	98,082	94,300
Other	157,373	120,724
	5,166,894	4,777,119

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

09/30/2016	12/31/2015

7.7.	Other Liabilities - Other

Taxes payable (net of prepayments)	1,850,311	1,184,346
Salaries and payroll taxes payable	499,377	341,874
Miscellaneous payables	166,190	179,396
Withholdings on salaries	64,134	65,236
Prepayment for the sale of assets	4,808	2,873
	2,584,820	1,773,725

7.8.	Memorandum accounts – Debit-balance accounts – Control – Other

Securities in custody – Other	36,554,459	23,856,634
Checks and securities not yet collected	5,424,890	5,011,117
Checks and securities to be debited	1,631,279	997,516
Managed portfolios (see Note 13.)	979,208	1,101,992
Checks and securities to be collected	481,312	335,657
Checks and securities in custody – Anses (Argentine social security administration)		173,556,927
	45,071,148	204,859,843

09/30/2016	09/30/2015

7.9.	Financial income – Interest on other loans

Personal loans	6,257,269	4,377,462
Other	1,426,557	1,036,777
	7,683,826	5,414,239

7.10.	Financial income – Net income from government and private securities

Government and private securities	4,088,122	2,249,523
Financial trusts	98,307	39,649
Other	82,554	43,301
	4,268,983	2,332,473

7.11.	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	98,102	75,542
Interests on loans for export prefinancing and financing	67,531	62,763
Forward foreign-currency transactions offset	45,858	5,872
Other	600
	212,091	144,177

7.12.	Financial expense – Other

Turnover tax and municipal assessments	1,416,099	879,111
Premiums on repurchase agreements with the financial sector	37,935	8,530
	1,454,034	887,641

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

09/30/2016	09/30/2015

7.13.	Service-charge income - Other

Debit and credit card income	1,462,000	1,050,190
Rental of safe deposit boxes	82,241	66,589
Service commissions – Joint ventures (see Note 2.5.)	77,500	66,626
Other	230,088	251,482
	1,851,829	1,434,887

7.14.	Service-charge expense - Other

Debit and credit card expenses	875,456	509,862
Turnover tax and municipal assessments	264,680	189,616
Commissions paid to agents for marketed bank products	178,441	121,115
Other	18,402	8,660
	1,336,979	829,253

7.15.	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	277,691	217,416
Security services	267,258	208,444
Electric power and communications	186,298	111,081
Leases	133,250	90,530
Stationery and office supplies	24,944	22,526
Insurance	22,349	17,004
	911,790	667,001

7.16.	Other income – Other

Other adjustments and interest on other receivables	76,379	28,857
Services provided to Banco del Tucumán SA	12,077	8,920
Gain on sale of bank premises and equipment, and other assets	6,209	2,761
Other	99,984	82,246
	194,649	122,784

7.17.	Other expense – Other

Donations	50,005	31,932
Turnover tax	11,503	6,057
Interest and adjustments tax	8,116	4,248
Portfolio transactions		80,607
Summary and sanctions (see Note 19.)		12,684
Other	42,033	48,484
	111,657	184,012

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

8.	RESTRICTED ASSETS

As of September 30, 2016 and December 31, 2015 the following Bank’s assets are restricted:

Item	09/30/2016	12/31/2015

Government and private securities

• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017 used as security in favor of Sedesa (1).	98,614	97,292
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a competitiveness program of regional economies - BID loan No. 3174/OC-AR.	34,495
• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).	26,881	32,606
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of San Juan Provincial Government No. 2763/OC-AR.	22,767	9,414
• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	12,120	15,528
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing sectorial receivables of San Juan Province. Financing funds of productive investments.	3,450
• Central Bank of Argentina Internal Bills in pesos, maturity 11/09/2016 and 01/06/2016, securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE, respectively.	1,945	19,915
• Discount bonds regulated by Argentinean legislation, maturing 2033 for the performance of forward foreign currency trading transactions.	1,232	33,651
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the role of custodian of Sustainability Guarantee Fund investments.		308,570
• Federal Government bond in pesos at Badlar Private + 250 basis points, maturing in 2019, securing the role of custodian of Sustainability Guarantee Fund investments.		103,524
• Other government and private securities.	1,473	1,129
Subtotal government and private securities.	202,977	621,629

Loans

• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.		64,619
Subtotal Loans		64,619

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities,	1,840,093	1,368,704
• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 30,000 made on December 23, 2014.	30,000	30,000
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 22, 2014.	20,000	20,000
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 10,000 made on December 30, 2015.	10,000	10,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 22, 2014.	6,903	7,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 28, 2015.	6,994	7,000

Subtotal other receivables from financial intermediation	1,913,990	1,442,704

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Item (cont,)	09/30/2016	12/31/2015

Other receivables

• Security deposits related to credit card transactions.	332,850	255,957

• Security deposits related to transactions of forward transactions offset.	2,500	111,743

• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences.	827	827

• Other guarantee security.	3,479	3,746
Subtotal other receivables.	339,656	372,273

Other assets
• Building related to a call option sold (see Note 12.(c)).	102,188	103,531
Subtotal other assets	102,188	103,531

Total	2,558,811	2,604,756

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

9.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 3, to the consolidated financial statements):

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	09/30/2016	12/31/2015

ASSETS

Cash		10,851			10,851	9,246

Loans				250,001	250,001	433,559

Other receivables from financial intermediation	146,750				146,750	6,414

Receivables from financial lease			8,106	1,306	9,412	10,178

Items pending allocation	27				27

Total assets	146,777	10,851	8,106	251,307	417,041	459,397

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	09/30/2016	12/31/2015
LIABILITIES

Deposits		3	56,407	252,553	308,963	440,460

Other liabilities from financial intermediation	143,664			1,790	145,454	82,558

Other liabilities		194			194	138

Total liabilities	143,664	197	56,407	254,343	454,611	523,156

MEMORANDUM ACCOUNTS

Credit-balance accounts – Contingent			885	3,791	4,676	130,955

Credit-balance accounts – Derivatives						393,836

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	09/30/2016	09/30/2015
INCOME (EXPENSE)

Financial income	612		2,105	20,782	23,499	11,813

Financial expense	(16,025)			(37,534)	(53,559)	(14,425)

Service-charge income	13	2	456	3,334	3,805	2,323

Service-charge expense			(141)		(141)	(218)

Administrative expenses	(9)				(9)	(9)

Other income	13,154				13,154	9,427

Total income / (loss)	(2,255)	2	2,420	(13,418)	(13,251)	8,911

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required. In addition, part of the income (loss) reported are generated by forward transactions without delivery of the underlying assets of foreign currency trading transactions, that according to the regular Bank´s transactions are offset with the contra transactions.

10.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2016, amounted to 584,563. Since December 31, 2012, the Bank’s capital stock has changed as follows.

As of December 31, 2012	594,485

Capital stock increase approved by the General Special Shareholders’ Meeting of June 10, 2013 (1)	78

Capital stock decrease as provided by Art, 67 of Law No, 26,831 (2)	(10,000)

As of September 30, 2016	584,563

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(1)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, and delivered to the minority shareholders of former Banco Privado de Inversiones SA, in the merger process with Banco Macro SA.

(2)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders’ meeting has issued no resolution as to the application thereof. On June 25, 2015, the capital stock decrease was registered in the Public Registry of Commerce.

11.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual face value as of 09/30/2016		09/30/2016	12/31/2015

Subordinated – Class 1	USD	150,000,000	(a.1)	USD	150,000,000	2,352,742	1,957,618

Non-subordinated – Class 2	USD	150,000,000	(a.2)	USD	106,395,000	1,646,561	1,432,672

Total						3,999,303	3,390,290

On September 1, 2006, June 4, 2007, April 26, 2011 and April 23, 2015 the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro SA issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date. On October 5, 2016, the Central Bank authorized the Bank to prepay this issuance. As of the date of issuance of these financial statements, the Bank is assessing the opportunity and convenience for its realization.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of Articles 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 24.b)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, Banco Macro SA issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest is paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

Additionally, on April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue simple corporate bonds, not convertible into shares in one or more classes.

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset day, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset day will be November 4, 2021.

The Bank has the intention to use the funds derived from such issuance to refinance certain outstanding debt, to make loans in accordance with Central Bank guidelines and for general working capital in Argentina.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Options.

Such transactions were valued as explained in Notes 3.5.g.1), 3.5.g.2) and 3.5.k).

Positions of transactions effective as of September 30, 2016 and December 31, 2015 are as follows:

Transaction	09/30/2016	12/31/2015
Net position of repurchase agreements	28,720	(1,403)
Net position of forward transactions without delivery of the underlying asset (a)		(45,239)
Position of put options taken (b)	13,324	11,821
Position of call options sold (c)	(161,592)	(138,521)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Net income (loss) resulting from these transactions for the nine-month periods ended September 30, 2016 and 2015, amount to income / (loss):

Transaction	09/30/2016	09/30/2015
Premiums on reverse repurchase agreements	98,702	75,542
Premiums on repurchase agreements	(37,935)	(8,530)
Forward foreign-currency transactions offset	45,858	5,872
Total	106,625	72,884

(a)	It is related to negotiation transactions of forward foreign currency exchange rates, carried out through MAE and “over the counter”. For transactions carried out through MAE, the differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity while “over the counter” transactions are settled upon maturity. In both cases, the underlying asset is not delivered or received.

(b)	It is related to a put option taken with a Bank´s customer of a property received by the Bank as payment of loans granted by it for an amount of USD 872,925, and the option’s exercise period is from September 24, 2015, through September 23, 2016, both dates included. As of the date of the issuance of these financial statements, the Bank has notified its intention to exercise the option, still pending the transaction instrumentation.

(c)	It is related to a call option sold to a bank´s customer on a building received by the Bank as payment of loans granted by it. The initial price was set at 104,135, and will accrue interest at a corrected Badlar rate, re-calculated on a monthly basis, plus 200 basis points and the option’s exercise period is from July 24, 2014, through July 31, 2016, both dates included. As of the date of issuance of these financial statements, the holder has notified its intention to acquire the building according to the terms and conditions of the option, still pending the transaction instrumentation.

13.	PORTFOLIO MANAGEMENT

 As of September 30, 2016 and December 31, 2015, the Bank manages the following portfolios:

	Managed portfolio as of
Item	09/30/2016	12/31/2015
• On March 1, 1996, former Banco de Salta SA (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	13,976	13,976

• On August 11, 1998, former Banco de Jujuy SA (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	40,081	40,389

• On June 30, 2006, the Bank and Macro Fiducia SA entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	55,185	55,712

• On November 22, 2012 and 2013, November 26, 2014 and November 30, 2015, the Bank (trustor) and Macro Fiducia SA (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I”, “SECANE II”, “SECANE III” and “SECANE IV”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian.	572,471	612,457

• On April 6, 2001, through Provincial Decree No, 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and Banco Macro SA.		89,380

• Other portfolios managed by the Bank.	297,495	290,078

Total	979,208	1,101,992

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

14.	MUTUAL FUNDS

As of September 30, 2016, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)
Pionero Pesos	596,471,870	1,674,118	1,161,116
Pionero Renta Ahorro	1,841,343,313	9,125,909	9,237,149
Pionero F F	45,605,182	185,955	187,737
Pionero Renta	74,740,655	865,724	962,045
Pionero Acciones	4,532,126	54,447	55,646
Pionero Renta Dólares	6,027	28
Pionero Empresas FCI Abierto PYMES	115,765,165	217,882	217,272
Pionero Consumo	78,677	145	139
Pionero Renta Ahorro Plus	555,409,564	651,056	652,189
Pionero Renta Mixta I	14,753,238	16,314	16,276
Pionero Renta Mixta II	100,000	100
Pionero Ahorro Dólares	385,692	5,887
Argenfunds Renta Pesos	314,299,983	526,761	535,537
Argenfunds Renta Argentina	62,410,448	110,871	111,149
Argenfunds Ahorro Pesos	640,346,408	1,654,391	1,661,020
Argenfunds Renta Privada FCI	75,816,331	182,499	184,084
Argenfunds Abierto Pymes	148,214,958	90,798	91,091

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

15.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of Sedesa to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds an 8.3648% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 11250 of April 4, 2016.

This system shall cover the deposits up to the amount of 450 in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

16.	TRUST ACTIVITIES

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

16.1	Financial trusts for investment purposes

The Bank holds investment as describe in Note 7.2.

Debt securities include mainly prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Mila, Secubono, Accicom, PVCred, Credimas, Carfacil and Naldo Lombardi). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the trusts, exceed the carrying amount in the related proportions.

Additionally, Note 7.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

16.2	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of September 30, 2016 and December 31, 2015, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 35,511 and 35,339, respectively.

Additionally, Note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

16.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of September 30, 2016 and December 31, 2015, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank and Macro Fiducia SA (subsidiary) amounted to 206,800 and 176,113, respectively.

16.4	Trusts in which the Bank acts as trustee (management)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of September 30, 2016 and December 31, 2015, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amounted to 1,444,982 and 772,102, respectively.

Additionally, Note 7,3, to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

17.	INFORMATION REQUIRED BY THE CNV

17.1       Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV.

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution 622, the Bank is registered with this agency as an agent for the custody of collective investment products of mutual funds (AC PIC FCI), comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and financial trustee Agent category (FF).

Additionally, the Bank’s shareholders´ equity exceeds the minimum amount required by this regulation, amounting to 27,000, as well as the minimum offsetting required of 11,000, which the Bank paid-in at the end of the period with government securities as described in Note 8.

17.2       Documentation in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2013 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2015, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación, between Camino San Carlos and 60 cuadras, Province of Cordoba and avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.2, Pilar, Province of Buenos Aires).

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

18.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

18.1      Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for September 2016 are listed below, indicating the balances as of month-end of the related accounts:

Item	09/30/2016
Cash
Amounts in Central Bank accounts	15,312,283
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	1,840,093

Total	17,152,376

18.2       Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for September 2016, along with its computable capital as of the end of that month:

Item	09/30/2016
Minimum capital requirement	8,323,931
Computable capital	17,798,505
Excess amount	9,474,574

19.	SUMMARY JUDGEMENTS AND SANCTIONS APPLIED BY THE CENTRAL BANK AND CERTAIN REGULATORS

The Central Bank Communiqué “A” 5689, as supplemented, requires banks to disclose in their financial statements certain information regarding summaries and sanctions received from certain regulators, regardless of the amounts involved and the final conclusions of each cause. The information required as of September 30, 2016 is disclosed below:

19.1.	Summary Judgements initiated by the Central Bank:

Criminal Foreign Exchange Regime Summary: No. 4674 dated 04/14/2011.

Reason: Supposed infraction of article No. 1 incs. e) and f) and No. 2 inc f) of the Criminal Foreign Exchange Law (“CFEL”), in an exchange operation transaction with a suspended customer with no Central Bank authorization.

Responsible: Banco Macro SA, as the follow-on of Nuevo Banco Bisel SA and Branch Manager (Mariano Raúl Misino and Roberto David Luna).

Status: The Central Bank raised the summary to the Criminal Office of the Federal Court No. 3 of the Judicial Department in Córdoba which is in process under No. FCB 3612/2014.

Criminal Foreign Exchange Regime Summary: No. 5645 dated 01/07/2014.

Reason: Supposed infraction of article No. 1 incs. e) and f) y No. 2 inc f) of the CFEL, for foreign exchange transactions with no Central Bank authorization.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac).

Status: The Central Bank ordered that the proceedings be filed with a criminal court and, therefore, they were presented to the Economic Criminal Trial Court in and for the City of Buenos Aires No. 11, Clerk’s Office No. 22, under case file No. 1282/2015. On 06/02/2016 the legal protection was appealed, argumenting the legitimacy of Central Bank Communiqué “A” 5899 and the modifications produced through the use of these rules in the treatment of financial debts. On 10/20/2016 was decided, based on retroactivity of the most benign criminal legislation, to dismiss Banco Macro SA, Susana Lerman, Jose Luis Vejo, Jorge Francisco Scarinci and Horacio Javier Sistac. As of the date, this ruling is not final.

Criminal Foreign Exchange Regime Summary: No. 6545 dated 09/03/2015.

Reason: Supposed infraction of article No. 1 incs e) and f) of CFEL and Central Bank Communiqué “A” 5264, as supplemented, for foreign exchange transactions with a customer without the documentation to support the genuineness of the transaction.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac, Carlos Daniel Gomez and Oscar Luis Romero).

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Status: On 05/24/2016 the file evidence period has been initiated. In addition, by resolution on 05/23/2016, the Central Bank decided not to admit prescription of the criminal foreign exchange action, appealed by the responsible. On 05/31/2016, an annulment petition with a subsidiary appeal was filed against the Central Bank´s Resolution. On 07/11/2016, the Central Bank decided not to admit the annulment petition. Against such resolution, on 07/15/2016, the Bank filed a brief whereby it formulates the right to reissue the proposition based on the prescription of criminal foreign exchange infraction to the proper Economic Criminal Trial Court related to actions provided by Art. 9 of the CFEL. On 08/09/2016, the Bank submitted a closing argument brief as a result of that the probatory period was ended and on 08/18/2016 a new brief was filed, requesting the use of retrospective application of the most benign foreign exchange rule. As of the date, is pending resolution by the Central Bank.

Financial summary: No. 1496 dated 02/24/2016

Reason: Deficiencies on supervision on a consolidated basis, exercised by the Bank over its subsidiaries, related to Anti-money laundering procedures.

Responsible: Banco Macro SA and Banco Macro SA Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: In process at the Central Bank. Rebuttal evidence was presented on April 7, 2016. On 05/18/2016, representing Delfín Ezequiel Carballo, the exception for lack of passive legitimation was requested. As of the date, the request is pending resolution.

19.2.	Sanctions imposed by the Central Bank:

Financial summary: No. 1227 dated 04/10/2008.

Reason: Supposed infraction of Communiqué “A" 2241; CREFI-2; Chapter IV, Section 4, point 4.1. and 4.2., involving two capital contributions to its subsidiary Sudbank and Trust Company Ltd. (currently Macro Bank Limited) with no previous Limited) with no previous Central Bank authorization. Original sanction amount: 2,625, current sanction amount: 1,400

Responsible: Banco Macro SA Directors (Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto; Luis Carlos Cerolini; Carlos Enrique Videla; Fernando Andrés Sansuste, Enrique Jaratz and Jorge Pablo Brito).

Status: On 11/05/2013 the fine was debited from Banco Macro´s account 00285 at the Central Bank. On 11/20/2013 a direct appeal was filed against Resolution No. 723 issued by SEFyC (Argentine regulatory agency of financial and foreign exchange institutions), on 10/10/2013, representing the Bank and the natural persons subject to the summary proceeding, before the Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF). As a result of the appeal, on 04/14/2015, the Bank was notified about the resolution that reduced the amount of the fine. On 04/29/2015 the Central Bank filed a federal extraordinary appeal to CNACAF. On 10/06/2015, the expiration of this extraordinary request was requested, based on the lack of procedural initiative by the Central Bank; in the alternative, notice of the extraordinary appeal filed was answered. On 10/26/2016, notice was served regarding the request made to the Central Bank. On 11/24/2015, Courtroom IV declared the nullity of the extraordinary instance, with charges to be borne by the losing Central Bank. On 10/05/2016 the Central Bank refunded the excess related to the original sanction with a deposit on the Bank´s account 00285 in Central Bank. The amount totaled 1,575. On 10/05/2016, a file was presented to Central Bank, challenging the settlement made.

Financial summary: No. 1380 dated 03/11/2013.

Reason: Supposed excess in the assets used for guarantee purpose which should have been used for related statutory operation ratios; failure to fulfill with the limitations of deposits increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and failures according to Central Bank requirements. Sanction amount: 2,000

Responsible: Former Banco Privado de Inversiones SA, Directors, Statutory Audit Committee and Corporate Service Manager (Alejandro Manuel Estrada, Raúl Fernández, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

Status: On 06/12/2015 the Central Bank passed Sentence No. 527, imposing fines to those responsible. On 06/25/2015 the fine was paid. On 07/10/2015 a direct appeal was filed against such resolution to CNACAF. On December 2015, the sanction amount was recovered by the Entity as a result of the guarantee provided by the sellers at the moment of acquisition of the shares of former BPI SA. On September 2015, the appeals were presented at the Sala II of CNACAF. On 10/07/2015, the Court informed BCRA about the appeal presented by the Bank and on 11/12/2015, the court took into account the answer to the service of notice of the direct appeal granted to the BCRA. Proceedings were referred to the Prosecutor’s Office. The bank appealed the resolution under the terms of Art. 42 law 21,256, giving rise to the below-referenced proceeding. On 05/10/2016 the Sala II of CNACAF confirmed the fines imposed by the Central Bank. As a result, the bank filed a federal extraordinary appeal, which was dismissed by the Sala II of CNACAF on 08/02/2016. On 08/16/2016, representing the Bank and Mr Carlos Soulé and as a consequence of the denial of a federal extraordinary appeal, a complaint appeal was filed which, as of the date, is in process.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Financial summary: No. 1394 dated 08/01/2013.

Reason: Supposed failure of Communiqué “A” 3700. CREFI 2-36, Exhibit, Item I, Sub-item 5.2. For presenting out of term the corresponding documentation regarding the appointment of authorities.

Responsible: Banco Macro SA and Chairman (Jorge Horacio Brito).

Status: On 12/02/2014 the Central Bank passed Sentence No. 828, imposing the sanction to those responsible. On 02/02/2015 the Bank rejected the resolution and presented an appeal to revoke the sentence at the Central Bank. On 03/27/2015 the Central Bank passed Sentence No. 272, whereby the appeal was dismissed and the sanction was confirmed. As a result, this resolution is final.

Financial summary: No. 1401 dated 08/14/2013.

Reason: Supposed failure of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Sanction amount: 2,400.

Responsible: Banco Macro SA and Directors (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed against such resolution to CNACAF. On April 2015 the appeal was presented at the Sala IV of the Federal Contentious Administrative Court of Appeals under No. 19,971/2015. On 06/23/2015 the Court informed BCRA about the appeal presented by Banco Macro. On 07/13/2016 the Sala IV of CNACAF admitted the appeal filed by the bank and annulled the resolution imposed. The Central Bank filed a federal extraordinary appeal, which was answered by the Bank on 08/29/2016. On 09/06/2016 the Sala IV of CNACAF dismissed the extraordinary appeal. On 09/14/2016 the Central Bank formualted the complaint appeal to CSJN, which is pending resolution.

19.3.	Sanctions imposed by the Financial Information Unit (UIF).

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Sanction amount: 718

Responsible: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Sala III resolved (i) related to transactions performed between 10/11/2006 to 08/22/2007, decided that the UIF punitive authority was prescribed at the time of file, annulling UIF resolution No. 72/2001, (ii) related to transactions performed since 03/05/2007 and between 04/17/2007 to 08/22/2007, decided to refer proceedings to UIF, for a new resolution and readjusting the fines imposed in the same resolution against the Bank and Messrs Juan Pablo Brito Devoto and Luis Carlos Cerolini. As a consequence and pursuant to the abovementioned, the Sala III decided to partially admit the appeals and annulled the sanction imposed, ordering the UIF to readjust the sanctions. Charges are distributed to each part. This ruling is not final.

File: No. 62/2009 (extension) dated 06/09/2011.

Reason: Extension of the summary issued by Resolution 72/2011 for transaction performed from 04/03/2006 through 10/11/2006. Sanction amount: 538.

Responsible: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Fernando Andrés Sansuste).

Status: UIF passed Resolution No. 04/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Court annulled the resolution that imposed the fine. As of the date, this ruling is not final.

File: No. 6338/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 2,136

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 110/2014 imposing fines to those responsible. An appeal was presented at CNACAF. The Bank has appealed the sanction imposed via a direct appeal and such appeal (No.16,411/14) is currently underway before the CNACAF. On 09/16/2016 the mentioned Sala decided (i) to annul UIF resolution No. 110/2014 and (ii) to declare extinguished UIF´s sanctioning authority over these acts. Against such resolution, the UIF filed a federal extraordinary appeal. On 10/20/2016 the Bank answered the extraordinary appeal. As of the date, is pending resolution.

File: No. 6420/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 822.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 124/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 04/21/2015 the Court rejected the appeal presented and confirmed UIF resolution No. 124/2014. On 05/08/2015, an extraordinary appeal was presented to the Argentine Supreme Court (CSJN). On 06/09/2015 the Court denied the extraordinary appeal presented, with cost. On 06/17/2015 a complaint appeal was presented to CSJN, as denial of extraordinary appeal. On 09/04/2016, the file was sent to the Attorney General’s Office to issue its resolution prior to the Argentine Supreme Court’s decision. As of the date, the file is waiting for the corresponding sentence.

File: No. 6406/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 677.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 171/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/08/2015 the Court admitted the direct appeal presented and annulled the Resolution No. 171/2014, admitting the prescription defense. UIF presented an extraordinary appeal against such CNACAF sentence. On 11/17/2015, the Court decided to dismiss the extraordinary appeal filed by the UIF. The UIF appealed such resolution to the CNACAF. The appeal was dismissed on 04/05/2016. As a result, this ruling that annulled UIF Resolution No. 171/2014, is final and not subject of appeal since this is the last possible judicial instance.

File: No. 6407/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 802.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 132/2014 imposing fines to those responsible. An appeal was presented at CNACAF, which is in process under File No. 21294/2014. On 09/18/2015, the court ordered that the file be rendered for final decision. On 10/31/2016 the Court annulled the resolution that imposed the fine. As of the date, this ruling is not final.

File: No. 6405/2011 dated 12/07/2011.

Reason: Purchase of foreign currency. Sanction amount: 1,504.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 26/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/08/2015 the Court admitted the direct appeal presented and annulled the Resolution No. 26/2014, admitting the prescription defense. UIF presented an extraordinary appeal against such CNACAF sentence. On 11/17/2015, the Court decided to dismiss the extraordinary appeal filed by the UIF. The UIF appealed such resolution to the CNACAF. The appeal was dismissed on 04/12/2016. As a result, this ruling that annulled UIF Resolution No. 26/2014, is final and not subject of appeal since this is the last possible judicial instance.

File: No. 6491/2011 dated 12/07/2011.

Reason: Banco Suquía SA –Deposits in checking account. Sanction amount: 791.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini – as Compliance Officers and Directors- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla) Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA).

Status: UIF passed Resolution No. 118/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/08/2015 the Court admitted the direct appeal presented and annulled the Resolution No. 118/2014, admitting the prescription defense. UIF presented an extraordinary appeal against such CNACAF sentence. On 11/17/2015, the Court decided to dismiss the extraordinary appeal filed by the Financial Information Unit (“UIF”). The UIF appealed such resolution to the CNACAF. The appeal was dismissed on 04/05/2016. As a result, this ruling that annulled UIF Resolution No. 118/2014, is final and not subject of appeal since this is the last possible judicial instance.

File: No. 6612/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Sanction amount: 688.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 53/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the court annulled the resolution that imposed the fines. As of the date, this ruling is not final.

File: No. 6614/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Sanction amount: 843.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 6/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the court annulled the resolution that imposed the fine. As of the date, this ruling is not final.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

File: No. 160/2012 dated 05/10/2012.

Reason: Purchase of foreign currency. Sanction amount: 376.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito).

Status: UIF passed Resolution No. 160/2015 imposing fines to those responsible. An appeal was presented at CNACAF. On 04/07/2016, the fines imposed by the UIF were revoked, based on prescription. On 07/12/2016 the Court denied the extraordinary appeal imposed by UIF, with charges. On 08/04/2016, UIF filed a complaint appeal to CSJN, which is still circulating the clerk´s offices.

File: No. 517/2012 dated 06/27/2012.

Reason: Purchase of foreign currency. Sanction amount: 1,857.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA).

Status: UIF passed Resolution No. 500/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the court annulled the resolution that imposed the fine. As of the date, this ruling is not final.

(1)	Fernando Andrés Sansuste, Juan Pablo Brito Devoto y Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA.

On April 2016, as a consequence of Central Bank Communiqué “A” 5940, the sanction amount related to UIF files No. 6406/2011 and 6491/2011 were derecognized against “prior years adjustment”. The amount derecognized total 677 and 791, respectively.

On June 2016, the provision related to UIF file 6405/2011 amounted to 1,504, was derecognized.

Although, sanctions do not involve material amounts, as of the date of issuance of these financial statements, the total amount of monetary sanctions received, pending to be paid for been appealed or about to be appealed, amounted to 8,780, which was recorded according to Communiqué “A” 5689 of Central Bank, as supplemented.

Additionally, there are pending summaries at CNV and UIF, as described below:

File: No.1480/2011 (CNV Resolution No. 17,529 dated 09/26/2014).

Reason: Potential non-compliance with the obligation to inform a “Significant Event”.

Responsible: Banco Macro SA, Directors, Statutory Audit Committee members and person in charge of Market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: On 10/28/2014, rebuttal evidence was presented by the bank and all the responsible, requesting a ruling in their favor. On 05/27/2015 the evidence period was initiated. On 08/03/2015, the evidence period was ended and on 08/19/2015, the closing argument brief was submitted.

File: No. 248/2014 (UIF note presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: Alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini (as Compliance Officer and Director) and Jorge Horacio Brito, Delfin Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA).

Status: On 02/16/2016, the Bank was notified that the evidence period was ended and on 03/01/2016, the closing argument brief was submitted.

The Bank Management and its legal advisors consider no further significant accounting effects than could arise from the effect of the above mentioned situations.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

20.	TAX AND OTHER CLAIMS

20.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax).

The most significant ongoing claims arising from the previous paragraph are detailed below

a)	Afip challenged the income tax returns filed by the former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Afip challenged a compensation amount arising from the tax on bank account transactions for 2008, which was used to settle the amount reported in the income tax return filed by former Banco Bisel for tax period 2008, taking into account that the origin could only be computed as from the tax period following the one in which it was used. An appeal was filed with the Federal Administrative Tax Court in order to challenge the resolution issued by the Afip.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro SA for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank by the Federal Court of First Instance in Countentios and Administrative No. 6, which was confirmed by the Sala IV of the CNACAF.

d)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. On October 19, 2015, Courtroom II of the Administrative and Tax Contentious Court of Appeals confirmed the trial court decision as it agreed with the Bank in that the “compensation bond” is not subject to turnover tax. On December 21, 2015, the Bank was notified that the Buenos Aires City Government filed an action for declaration of unconstitutionality with the Buenos Aires City Highest Court, which is pending resolution. In 2009, the Buenos Aires City Government filed a collection claim and obtained an attachment for 827 (see also Note 8).

Additionally, there are other appeals filed with the Tax Court, which are not relevant.

20.2.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones SA, on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

On April 24, 2014, the Court of Appeals dismissed the appeals filed and changed what was resolved in First Instance, ordered the Agreement nullity, to continue with the proceeding and to allow the Bank to answer the complaint. Such resolution was appealed by the Bank. The file is in the CSJN, pending resolution.

Additionally, there are other claims filed by consumers’ associations against the Bank, related to collection of certain financial fees and certain withholdings made by the Bank to individuals as a withholding Agent, related to stamp tax imposed by the City of Buenos Aires.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

21.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the volatility of financial assets, the foreign exchange market and the economic level growth, among other issues, which has been observed globally with various degrees of intensity and different behavior, over the last few years. In addition, at a local level, there is high volatility of government and private securities and in interest rates, as well as somewhat increase significant changes in the prices for other relevant economic variables, such as salary costs, the prices of the main raw materials and the exchange rate. In addition, the claim against the Argentine Government by holders of government securities who did not join the debt restructuring carried out in 2005 and 2010, which has generated consequences in the interest payment service of certain government securities, is on a final stage.

Specifically in connection with the Argentine foreign exchange market, from October 2011 through mid-December 2015, there were certain restrictions to access the MUyLC (single and freely-floating foreign exchange market), the only market approved by Argentine regulations for purchasing and selling foreign exchange. As from that date, the new authorities of the Federal Government made appropriate amendments to current foreign exchange regulations, while there was a significant Argentine peso depreciation with respect to the US dollar.

The Federal Government has also implemented new monetary and tax policies, releasing regulations of lending and borrowing rates, restrictions to foreign currency positions and operations involving foreign-currency futures at the different markets, among others.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

22.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations 20% of income for the year plus / minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve.

b)	As established in the issuance conditions for the instruments representing long term debt mentioned in Note 11.a.1), the Shareholders’ Meeting” must set a special reserve for the interest to be paid upon the maturities, taking place in June and December 2016.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

d)	Through Communiqué “A” 6013, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed previously express authorization of the Central Bank, and only if the following circumstances are met like not records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies, there are no certain sanctions established by regulators entities and weighted to be significant, and/or no corrective measures have been applied, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed to the extent that income was booked, after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal, statutory and/or voluntary reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or monetary regulation instruments issued by the Central Bank not valued at market value and the amounts recognized in the bank assets due to court cases related to deposits, among other items.

Finally, the Bank shall verify whether –after the proposed earning distribution– a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by regulations, to be integrated by of level-1 ordinary capital (COn1), net of deductible items (CDCOn1).

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

e)	Under CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to establish a specific use for the Bank’s retained earnings, whether through the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of voluntary reserves additional to the legal reserve or a combination of any of these applications.

Among other issues, the Shareholders´ Meeting held on April 23, 2015, decided to distribute cash dividends up to the amount of 596,254. On February 24, 2016 the Central Bank informed the Bank the authorization for the cash dividends distribution for an amount of 227,708 related to the fiscal year 2014, which were paid on March 29, 2016.

23.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

24.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards established by the Central Bank of Argentina. The accounting standards established by the BCRA and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5.) may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito

Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2016		12/31/2015	09/30/2016
Name	Market or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		1,246,932	1,596,215	1,281,690		1,281,690
Federal government bonds in pesos at Badlar + 2% - Maturity: 03-28-2017		291,887	484,928	478,737		478,737
Consolidation bonds in pesos - 8° Serie		149,994	119,030	153,873		153,873
Discount bonds denominated in US dollars 2033 (regulated by Argentinean legislation)		100,640		1		1
Federal government bonds in pesos at variable rate 2017		66,223		54,800		54,800
Federal government bonds in pesos at Badlar Private + 300 basis point 2017		43,126	22,647	42,839		42,839
Federal government bonds in pesos at Badlar Private + 250 basis point 2019		38,774	47,577	33,415		33,415
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2%		32,915	44,030	33,863		33,863
Federal government bonds in US dollars at 0,75% Maturity 09-21-2017		16,283
Consolidation bonds in pesos 6° Serie at 2%		7,655	4,619	5,994		5,994
Other		16,548	882,585	31,643		31,643
Subtotal holdings booked at market value		2,010,977	3,201,631	2,116,855		2,116,855

Holdings booked at amortized cost
- Local
Treasury Bills in US dollars - Maturity: 11-07-2016	765,000	760,254		765,000		765,000
Province of Chubut Treasury Bills Series XVI - Maturity 11-24-16	226,358	226,358	400,682	226,358		226,358
Federal government bonds in pesos at Badlar Private + 250 basis point 2019	113,931	111,038	115,302	113,931		113,931
Province of Neuquén Treasury Bills in pesos - Maturity: 09-09-2020	76,267	72,373		76,267		76,267
Province of Neuquén Treasury Bills Class I Series III in pesos	18,719	18,529	130,764	18,719		18,719
Municipality of City of Córdoba Treasury Bills Series XXI - Maturity: 03-21-2017	7,953	7,953		7,953		7,953
Treasury Bills in USD - Maturity: 07-03-2017	6,850	6,850		6,850		6,850
Province of Entre Ríos Treasury Bills - Maturity: 12-11-2016	6,205	6,205	26,031	6,205		6,205
Province of Mendoza Bills - Maturity: 10-22-2016	1,469	1,469	4,439	1,469		1,469
Treasury Bills in US dollars - Maturity: 07-20-2020	1,001	1,001		1,001		1,001
Other	128	128	326,075	127		127
Subtotal Holdings booked at amortized cost		1,212,158	1,003,293	1,223,880		1,223,880

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2016		12/31/2015	09/30/2016
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-06-2016			317,920
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-13-2016			189,282
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-20-2016			205,738
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-27-2016			903,789
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-03-2016			523,342
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-10-2016			528,381
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-17-2016			530,132
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-24-2016			306,585
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-02-2016			509,059
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-16-2016			467,919
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio			4,482,147

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-04-2017		240,160
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-05-2016		108,547
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-23-2016		3,477
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		352,184

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-26-2016		3,526,158		3,575,361		3,575,361
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-12-2016		3,466,178		3,466,178		3,466,178
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-05-2016		2,803,603		2,963,720		2,963,720
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-19-2016		2,453,381		2,453,381		2,453,381
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-02-2016		1,907,714		1,907,326		1,907,326
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-09-2016		1,409,816		1,409,816		1,409,816
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-14-2016		712,735		712,735		712,735
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-23-2016		704,999		704,999		704,999
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-16-2016		561,719		561,719		561,719
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2017		66,654		66,654		66,654
Other		9,794	3,101,858	9,794		9,794
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own portfolio		17,622,751	3,101,858	17,831,683		17,831,683

Total Instruments issued by the Central Bank of Argentina		17,974,935	7,584,005	17,831,683		17,831,683
Total Government securities		21,198,070	11,788,929	21,172,418		21,172,418

Jorge H. Brito

Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2016		12/31/2015	09/30/2016
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

Investments in listed private securities

Capital Instruments
- Local
Petrolera Pampa SA		304,780	276,211	304,780		304,780
YPF SA		164,275	196,423	128,777		128,777
Siderar SAIC		155,324	218,781	150,993		150,993
Telecom Argentina Stet-France Telecom SA		138,470	156,951	138,470		138,470
Aluar Aluminio Argentino		126,265	195,354	119,332		119,332
Petrobras Energía SA		38,829	45,674	38,829		38,829
Molinos Rio de la Plata SA		23,605	20,419	22,409		22,409
Cresud SAIC		14,467	13,015	13,674		13,674
IRSA Inversiones y Prestaciones SA		3,466	2,833	2,874		2,874
IRSA Propiedades Comerciales SA			1,738
Subtotal Capital Instruments		969,481	1,127,399	920,138		920,138
Total Investments in listed private securities		969,481	1,127,399	920,138		920,138
Total government and private Securities		22,167,551	12,916,328	22,092,556		22,092,556

(1) The position without options as of September 30, 2016, results from the following disclosure:

Holdings as of September 30, 2016	22,179,274
Plus: Spot and forward purchases pending settlement	494,791
Less: Spot and forward sales pending settlement	581,509
22,092,556

Jorge H. Brito

Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2016	12/31/2015

COMMERCIAL

In normal situation	28,388,939	21,682,457
With Senior “A” guarantees and counter-guarantees	2,112,735	3,255,449
With Senior “B” guarantees and counter-guarantees	4,235,838	4,311,545
Without Senior guarantees or counter-guarantees	22,040,366	14,115,463

Subject to special monitoring	48,627	31,441
In observation
With Senior “B” guarantees and counter-guarantees	21,589	2,465
Without Senior guarantees or counter-guarantees	27,038	28,976

Troubled	57,727	40,872
With Senior “B” guarantees and counter-guarantees	57,684	38,984
Without Senior guarantees or counter-guarantees	43	1,888

With high risk of insolvency	150,441	245,205
With Senior “A” guarantees and counter-guarantees	2,116	2,788
With Senior “B” guarantees and counter-guarantees	78,401	133,476
Without Senior guarantees or counter-guarantees	69,924	108,941

Irrecoverable	143,219	108,845
With Senior “B” guarantees and counter-guarantees	13,315
Without Senior guarantees or counter-guarantees	129,904	108,845

Subtotal Commercial	28,788,953	22,108,820

Jorge H. Brito

Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2016	12/31/2015

CONSUMER

Performing	43,268,625	37,573,849
With Senior “A” guarantees and counter-guarantees	668,110	556,449
With Senior “B” guarantees and counter-guarantees	2,200,115	2,296,924
Without Senior guarantees or counter-guarantees	40,400,400	34,720,476

Low risk	528,476	420,514
With Senior “A” guarantees and counter-guarantees	2,617	1,701
With Senior “B” guarantees and counter-guarantees	18,086	17,903
Without Senior guarantees or counter-guarantees	507,773	400,910

Medium risk	351,146	238,470
With Senior “A” guarantees and counter-guarantees	160	47
With Senior “B” guarantees and counter-guarantees	11,883	8,370
Without Senior guarantees or counter-guarantees	339,103	230,053

High risk	259,511	205,910
With Senior “A” guarantees and counter-guarantees	602	805
With Senior “B” guarantees and counter-guarantees	11,644	13,685
Without Senior guarantees or counter-guarantees	247,265	191,420

Irrecoverable	108,913	76,323
With Senior “B” guarantees and counter-guarantees	15,387	12,372
Without Senior guarantees or counter-guarantees	93,526	63,951

Irrecoverable according to Central Bank's rules	189	462
Without Senior guarantees or counter-guarantees	189	462

Subtotal Consumer	44,516,860	38,515,528
Total	73,305,813	60,624,348

Jorge H. Brito

Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2016		12/31/2015
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	6,839,517	9.33	3,625,405	5.98
50 next largest customers	7,142,420	9.74	4,478,695	7.39
100 next largest customers	4,369,383	5.96	3,530,211	5.82
Other customers	54,954,493	74.97	48,990,037	80.81

Total	73,305,813	100.00	60,624,348	100.00

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	76	7,518	59,958	700,103	97,937	84,762	108,730	1,059,084

Financial sector		159,507	287,992	186,687	255,667	144,396	2,179	1,036,428

Non-financial private sector and foreign residents	669,633	26,693,517	7,943,074	6,954,181	7,313,405	8,413,201	13,223,290	71,210,301

Total	669,709	26,860,542	8,291,024	7,840,971	7,667,009	8,642,359	13,334,199	73,305,813

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENT IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

							Information on the issuer
	09/30/2016					12/31/2015	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Year- end date / Period	Capital stock	Shareholders' equity	Income for the year / Period

In financial institutions, supplementary and authorized activities
- Subsidiaries
Local
Banco del Tucumán SA	Common	100	1	395,341	1,480,721	1,142,776	Financial institution	09-30-16	43,960	1,646,490	375,779
Macro Securities SA	Common	1	1	12,776,680	193,718	167,968	Brokerage house	09-30-16	12,886	196,394	101,788
Macro Fiducia SA	Common	1	1	6,475,143	18,012	18,032	Services	09-30-16	6,567	16,740	3,096
Macro Fondos SGFCISA	Common	1	1	327,183	18,266	15,545	Mutual funds management	09-30-16	1,713	94,830	84,428
Foreign
Macro Bank Limited	Common	1	1	39,816,899	731,590	595,553	Financial institution	09-30-16	86,501	731,590	136,037
Subtotal subsidiaries					2,442,307	1,939,874

- Non-subsidiaries
Local
Provincanje SA	Common	1	1	600,000	603	603	Processing servicies	12-31-15	7,200	6,047	234
Prisma Medio de Pagos	Common	1	1	1,141,503	3,554	3,554	Business services	12-31-15	15,000	436,525	300,971
COEL SA	Common	1	1	86,236	138	138	Financial Services	12-31-15	1,000	15,726	11,852
Mercado Abierto Electrónico SA	Common	1,200	1	8	121	121	Electronic market	12-31-15	242	85,710	48,325
Argentina Clearing SA	Common	2,500	1	30	31	31	Services	07-31-16	10,250	326,912	197,715
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-15	20,484	2,115,289	121,445
Foreign
Banco Latinoamericano de Exportaciones SA	Common	10	1	7,303	1,203	1,025	Financial institution	12-31-15	3,641,140	12,639,963	1,352,312
Subtotal non-subsidiaries					5,660	5,482

Total in financial institutions, supplementary and authorized activities					2,447,967	1,945,356

In other companies
- Non-subsidiaries
Local
Other					1,917	1,829
Foreign
SWIFT SA	Common	1	1	5	75	64	Services	12-31-15	194,674	5,479,148	275,429
Total in other companies					1,992	1,893

Total (1)					2,449,959	1,947,249

(1)	As of September 30, 2016 and December 31, 2015 the Bank booked allowances for impairment in value amounting to 579 and 568, respectively (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the period		Net book
Item	beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of the period

Bank premises and equipment
Buildings	623,008	56,256	10,369	194	50	20,456	668,983
Furniture and facilities	148,972	66,036	27	25	10	18,892	196,118
Machinery and equipment	276,791	135,377	168	9	5	85,186	327,141
Vehicles	24,503	11,693	22	2,828	5	8,145	25,245

Total	1,073,274	269,362	10,586	3,056		132,679	1,217,487

Other assets
Works in progress	756,855	401,225	(46,149)				1,111,931
Works of art	1,198			2			1,196
Prepayments for the purchase of assets	153,921	38,204	(26,177)				165,948
Foreclosed assets	110,415	209		553	50	1,350	108,721
Stationery and office supplies	26,931	5,530		4,698			27,763
Other assets	334,862	37,401	61,740	615	50	1,912	431,476

Total	1,384,182	482,569	(10,586)	5,868		3,262	1,847,035

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Net book value at			Amortization for the period		Net book
Item	beginning of fiscal year	Increases	Decreases	Years of useful life	Amount	value at end of the period

Goodwill (a)	30,684			10	8,670	22,014
Organization and development costs (b)	437,939	256,881	180	5	128,938	565,702

Total	468,623	256,881	180		137,608	587,716

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán SA, former Nuevo Banco Bisel SA and former Banco Privado de Inversiones SA acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2016		12/31/2015
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	8,454,480	9.43	6,922,528	10.19
50 next largest customers	5,590,133	6.24	5,708,638	8.41
100 next largest customers	3,272,729	3.65	3,602,795	5.31
Other customers	72,307,806	80.68	51,677,293	76.09

Total	89,625,148	100.00	67,911,254	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	72,257,457	14,958,893	2,045,241	348,060	14,067	1,430	89,625,148

Other liabilities from financial intermediation

Central Bank of Argentina	6,536			106		105	6,747
International Banks and Institutions	8,684	13,853	16,104				38,641
Non-subordinated corporate bonds	22,622		1,623,939				1,646,561
Financing received from Argentine financial institutions	101,397	3,719	5,627	11,439	11,202	632	134,016
Other	4,762,138	294,424	3,165	3,971	3,979	99,217	5,166,894

	4,901,377	311,996	1,648,835	15,516	15,181	99,954	6,992,859

Subordinated corporate bonds		63,247				2,289,495	2,352,742

Total	77,158,834	15,334,136	3,694,076	363,576	29,248	2,390,879	98,970,749

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	1,355,295	727,638	421,678	21,356	1,639,899
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	231,490	1,223	3,622	152	228,939
Receivables from financial leases
For uncollectibility risk	5,312	37		1,188	4,161
Investments in other companies
For impairment in value	568	30		19	579
Other receivables
For uncollectibility risk	4,459	220	508	30	4,141

Total allowances	1,597,124	729,148	425,808	22,745	1,877,719

PROVISIONS
Contingent commitments	6,590	569		3,309	3,850
For other contingencies	153,838	93,889	78,741	2	168,984
Difference from court deposits dollarization	27,924	4,850			32,774
Administrative, disciplinary and criminal sanctions	10,284			1,504	8,780

Total Provisions	198,636	99,308	78,741	4,815	214,388

(1) See Notes 3.5.f). and 3.5.m).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Shares			Capital stock (1)
		Votes per	Issued
Class	Stock number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236

Registered common stock B	573,327,358	1	573,327	573,327

Total	584,563,028		584,563	584,563

(1)	See Note 10.

Jorge H. Brito

Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	09/30/2016							12/31/2015
	Total Parent	Total per currency
	company and		Pound	Swiss
Items	local branches	US dollar	sterling	franc	Yen	Euro	Other	Total

ASSETS
Cash	7,765,907	7,684,855	7,237	3,519	1,305	48,428	20,563	8,884,780
Government and private securities	902,781	902,781						2,216,743
Loans	7,514,695	7,514,695						1,865,929
Other receivables from financial intermediation	329,625	329,619				6		133,206
Investments in other companies	732,868	732,868						596,642
Other receivables	285,577	285,577						166,107
Items pending allocation	4,586	4,586						4,291

Total	17,536,039	17,454,981	7,237	3,519	1,305	48,434	20,563	13,867,698

LIABILITIES
Deposits	12,348,590	12,348,590						7,778,623
Other liabilities from financial intermediation	2,449,091	2,421,101	6,579	284		20,937	190	2,322,008
Subordinated corporate bonds	2,352,742	2,352,742						1,957,618
Items pending allocation	1,533	1,533						9

Total	17,151,956	17,123,966	6,579	284		20,937	190	12,058,258

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	3,498,005	3,497,973				32		1,534,612
Control	3,563,443	3,385,928			2,828	174,687		62,036,844
Derivatives	13,324	13,324						11,821
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	555,028	530,334				24,694		1,279,632
Control	1,123	1,123						1,307

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	In normal
Item	situation	Irrecoverable	09/30/2016	12/31/2015(1)

Loans
Overdrafts	18,002		18,002	66,312
Without Senior guarantees or counter-guarantees	18,002		18,002	66,312
Documents	77,454		77,454	48,365
With Senior “A” guarantees and counter-guarantees				31,144
Without Senior guarantees or counter-guarantees	77,454		77,454	17,221
Mortgage and pledge	5,927	279	6,206	3,554
With Senior “B” guarantees and counter-guarantees	5,774	279	6,053	3,346
Without Senior guarantees or counter-guarantees	153		153	208
Personal	1,260		1,260	811
Without Senior guarantees or counter-guarantees	1,260		1,260	811
Credit cards	15,171		15,171	32,305
Without Senior guarantees or counter-guarantees	15,171		15,171	32,305
Other	111,039		111,039	188,423
Without Senior guarantees or counter-guarantees	111,039		111,039	188,423
Total loans	228,853	279	229,132	339,770

Other receivables from financial intermediation				6,414

Receivables from financial leases and other	9,418		9,418	10,195

Contingent Commitments	4,676		4,676	130,955

Investments in other companies	2,442,782		2,442,782	1,940,348

Total	2,685,729	279	2,686,008	2,427,682

Provisions	2,833	140	2,973	4,014

(1) As of December 31, 2015 all debtors are classified in performing situation.

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term settlement of differences	Amount

Repo transactions	Intermediation - own account	Federal government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		733,088

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	6	4	1	226,828

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	25	1		174,916

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	6	4	30	211,314

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2016	12/31/2015

ASSETS

A.	CASH
	Cash on hand	3,993,740	5,575,677
	Due from banks and correspondents
	Central Bank of Argentina	16,888,928	11,956,958
	Local Other	56,464	17,046
	Foreign	1,412,964	1,852,327
	Other	955	813
		22,353,051	19,402,821

B.	GOVERNMENT AND PRIVATE SECURITIES
	Holdings booked at market value	4,419,797	4,955,290
	Holdings booked at amortized cost	1,213,788	1,005,691
	Instruments issued by the Central Bank of Argentina	20,627,737	8,302,992
	Investments in listed private securities	969,481	1,127,399
		27,230,803	15,391,372

C.	LOANS
	To the non-financial government sector	1,008,849	748,067
	To the financial sector
	Interfinancing - (granted call)	548,000	160,000
	Other financing to Argentine financial institutions	733,362	67,010
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	36,132	380
	To the non-financial private sector and foreign residents
	Overdrafts	8,943,499	4,707,889
	Documents	9,406,385	6,550,151
	Mortgage loans	3,409,621	3,508,512
	Pledge loans	1,819,609	2,152,645
	Personal loans	27,251,350	23,231,551
	Credit cards	16,305,493	14,793,346
	Other	8,230,543	7,078,576
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,302,874	1,186,116
	less: Unearned discount	(322,349)	(355,864)
	less: Allowances (Note 4.)	(1,802,907)	(1,495,964)
		76,870,461	62,332,415

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2016	12/31/2015

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	2,031,102	1,606,203
	Amounts receivable from spot and forward sales pending settlement	882,193	187,196
	Securities and foreign currency receivables from spot and forward purchases pending settlement	534,818	119,752
	Unlisted corporate bonds	319,406	603,567
	Receivables from forward transactions without delivery of underlying assets	4,996
	Other receivables not covered by debtors classification standards	859,635	604,344
	Other receivables covered by debtors classification standards	508,056	416,946
	Accrued interest receivables covered by debtors classification standards	283	273
	less: Allowances (Note 4.)	(240,898)	(243,028)
		4,899,591	3,295,253

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	368,985	432,506
	Accrued interest and adjustments	4,863	6,778
	less: Allowances (Note 4.)	(4,161)	(5,352)
		369,687	433,932

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	1,204	1,025
	Other	11,577	11,479
	less: Allowances (Note 4.)	(1,586)	(1,595)
		11,195	10,909

G.	OTHER RECEIVABLES
	Receivables from sale of assets	4	36
	Other	1,216,289	983,440
	Accrued interest and adjustments receivable on from sale of assets		1
	less: Allowances (Note 4.)	(4,141)	(4,596)
		1,212,152	978,881

H.	BANK PREMISES AND EQUIPMENT, NET	1,325,757	1,180,959

I.	OTHER ASSETS	1,875,878	1,405,155

J.	INTANGIBLE ASSETS
	Goodwill	22,014	30,684
	Organization and development costs	597,855	464,415
		619,869	495,099

K.	ITEMS PENDING ALLOCATION	11,986	25,163

TOTAL ASSETS		136,780,430	104,951,959

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2016	12/31/2015
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	14,531,582	9,588,378
	From the financial sector	42,094	40,145
	From the non-financial private sector and foreign residents
	Checking accounts	17,777,592	14,062,853
	Savings accounts	19,850,294	15,507,850
	Time deposits	46,146,090	34,719,816
	Investment accounts	511,301	545,092
	Other	2,246,340	1,348,989
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	794,635	708,475
		101,899,928	76,521,598

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	7,093	12,917
	International Banks and Institutions	38,355	97,789
	Non-subordinated Corporate Bonds	1,623,939	1,383,667
	Amounts payable for spot and forward purchases pending settlement	685,202	279,858
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	755,655	42,752
	Financing received from Argentine financial institutions
	Interfinancing (received call)	99,333	44,000
	Other financing received from Argentine financial institutions	10,825	15,106
	Accrued interest payable	59	39
	Receivables from forward transactions without delivery of underlying asset		562,123
	Other	5,428,559	5,022,561
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	46,707	76,553
		8,695,727	7,537,365

N.	OTHER LIABILITIES
	Dividends Payable		596,254
	Fees	68,482	25,721
	Other	2,879,281	2,028,484
		2,947,763	2,650,459

O.	PROVISIONS (Note 4.)	293,944	258,025

P.	SUBORDINATED CORPORATE BONDS	2,352,742	1,957,618

Q.	ITEMS PENDING ALLOCATION	13,525	21,039

	MINORITY INTERESTS IN SUBSIDIARIES	166,156	128,305

	TOTAL LIABILITIES	116,369,785	89,074,409

	SHAREHOLDERS' EQUITY	20,410,645	15,877,550

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		136,780,430	104,951,959

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2016	12/31/2015
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	80,784,890	241,010,767

Contingent	18,182,322	19,539,120
Guarantees received	17,096,780	17,998,080
Other not covered by debtors classification standards	43	60
Contingent debit-balance contra accounts	1,085,499	1,540,980

Control	61,203,911	214,365,689
Receivables classified as irrecoverable	1,985,804	1,641,179
Other	57,863,543	212,111,015
Control debit-balance contra accounts	1,354,564	613,495

Derivatives	613,058	6,703,049
Notional value of put options taken	13,324	11,821
Notional value of forward transactions without delivery of underlying asset	219,071	3,253,734
Derivatives debit-balance contra accounts	380,663	3,437,494

Trust activity	785,599	402,909
Trust funds	785,599	402,909

CREDIT-BALANCE ACCOUNTS	80,784,890	241,010,767

Contingent	18,182,322	19,539,120
Other guarantees provided covered by debtors classification standards	206,681	163,905
Other guarantees provided not covered by debtors classification standards	139,197	137,227
Other covered by debtors classification standards	478,700	1,227,180
Other not covered by debtors classification standards	260,921	12,668
Contingent credit-balance contra accounts	17,096,823	17,998,140

Control	61,203,911	214,365,689
Checks to be credited	1,354,564	613,495
Control credit-balance contra accounts	59,849,347	213,752,194

Derivatives	613,058	6,703,049
Notional value of call options sold	161,592	138,521
Notional value of forward transactions without delivery of underlying asset	219,071	3,298,973
Derivatives credit-balance contra account	232,395	3,265,555

Trust activity	785,599	402,909
Trust activity credit-balance contra accounts	785,599	402,909

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2016	09/30/2015

A.	FINANCIAL INCOME
	Interest on cash and due from banks	1,102	112
	Interest on loans to the financial sector	160,104	73,875
	Interest on overdrafts	1,843,873	1,009,939
	Interest on documents	1,159,376	795,451
	Interest on mortgage loans	553,164	387,155
	Interest on pledge loans	274,397	282,063
	Interest on credit card loans	2,909,753	1,908,446
	Interest on financial leases	69,309	59,119
	Interest on other loans	8,863,980	6,242,947
	Net income from government and private securities	4,639,771	2,520,715
	Interest on other receivables from financial intermediation	4,590	3,649
	Income from guaranteed loans - Presidential Decree No. 1,387/01	24,771	18,506
	CER (Benchmark Stabilization Coefficient) adjustment	198,184	33,633
	CVS (Salary Variation Coefficient) adjustment	592	448
	Difference in quoted prices of gold and foreign currency	430,035	273,924
	Other	229,737	158,025
		21,362,738	13,768,007

B.	FINANCIAL EXPENSE
	Interest on savings accounts	66,427	47,412
	Interest on time deposits	7,830,926	4,701,075
	Interest on interfinancing received loans (received call)	1,761	5,901
	Interest on other financing from financial institutions	505	1
	Interest on other liabilities from financial intermediation	106,938	69,565
	Interest on subordinated bonds	160,021	98,409
	Other interest	3,406	1,991
	CER adjustment	9,239	3,746
	Contribution to Deposit Guarantee Fund	170,528	301,333
	Other	1,620,527	982,992
		9,970,278	6,212,425

	GROSS INTERMEDIATION MARGIN - GAIN	11,392,460	7,555,582

C.	PROVISION FOR LOAN LOSSES	719,070	557,064

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	83,046	81,798
	Related to deposits	3,301,028	2,569,081
	Other commissions	128,106	83,129
	Other	2,148,619	1,608,506
		5,660,799	4,342,514

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2016	09/30/2015

E.	SERVICE-CHARGE EXPENSE
	Commissions	378,023	299,305
	Other	1,450,054	890,679
		1,828,077	1,189,984

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	4,355,023	3,128,708
	Directors' and statutory auditors' fees	232,047	161,035
	Other professional fees	197,480	159,248
	Advertising and publicity	122,525	98,362
	Taxes	384,538	298,454
	Depreciation of bank premises and equipment	148,474	125,571
	Amortization of organization costs	143,136	109,968
	Other operating expenses	1,013,535	734,787
	Other	559,115	406,041
		7,155,873	5,222,174

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	7,350,239	4,928,874

G.	OTHER INCOME
	Income from long-term investments	38,308	29,270
	Penalty interest	63,586	57,625
	Recovered loans and allowances reversed	144,067	107,112
	CER adjustment		25
	Others	198,232	117,837
		444,193	311,869

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	131	33
	Charges for other receivables uncollectibility and other allowances	123,593	133,999
	Depreciation and loss of other assets	3,273	2,789
	Goodwill amortization	8,671	10,539
	Other	138,642	205,270
		274,310	352,630

	MINORITY INTEREST IN SUBSIDIARIES	(37,946)	(25,615)

	NET INCOME BEFORE INCOME TAX - GAIN	7,482,176	4,862,498

I.	INCOME TAX	2,636,597	1,819,475

	NET INCOME FOR THE PERIOD - GAIN	4,845,579	3,043,023

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2016	09/30/2015
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	22,672,977	18,193,305
Cash at the end of the period	38,949,056	14,631,533
Net increase / (decrease) in cash	16,276,079	(3,561,772)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	4,340,419	(4,733,178)
Loans
To the financial sector	(930,000)	(278,199)
To the non-financial government sector	(38,977)	151,797
To the non-financial private sector and foreign residents	1,711,428	(1,337,946)
Other receivables from financial intermediation	(614,799)	(2,203,822)
Receivables from financial leases	134,745	11,753
Deposits
From the financial sector	1,949	(9,109)
From the non-financial government sector	4,344,326	1,604,749
From the non-financial private sector and foreign residents	12,959,964	8,095,324
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	53,592	(5,901)
Others (except liabilities included under financing activities)	449,688	1,214,057
Collections related to service-charge income	5,641,636	4,345,913
Payments related to service-charge expenses	(1,794,249)	(1,173,707)
Administrative expenses paid	(6,637,589)	(4,918,688)
Payment of organization and development costs	(276,576)	(165,288)
Net collections from penalty interest	63,455	57,617
Differences from payments related to court orders	(2,956)	(4,097)
Collections of dividends from other companies	19,367	22,842
Other collections/ (payments) related to other income and losses	166,928	21,210
Net payments from other operating activities	(1,463,885)	(1,875,264)
Payment of income tax	(1,981,852)	(1,861,288)
Net cash flows generated in / (used in) operating activities	16,146,614	(3,041,225)

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2016	09/30/2015
Investing activities
Net payments for bank premises and equipment	(268,279)	(312,539)
Net payments for other assets	(533,839)	(441,746)
Net cash flows used in investing activities	(802,118)	(754,285)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(131,071)	(80,680)
Central Bank of Argentina:
Other	(6,028)	(4,868)
International Banks and Institutions	(61,470)	34,052
Subordinated corporate bonds	(100,657)	(66,175)
Financing received from Argentine financial institutions	(4,786)	(3,994)
Payment of dividends	(962,631)
Net cash flows used in financing activities	(1,266,643)	(121,665)

Financial income and holding gains on cash and cash equivalents	2,198,226	355,403

Net increase / (decrease) in cash	16,276,079	(3,561,772)

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2016	12/31/2015

COMMERCIAL

In normal situation	29,666,383	22,725,716
With Senior “A” guarantees and counter-guarantees	2,112,924	3,276,576
With Senior “B” guarantees and counter-guarantees	4,349,458	4,438,261
Without Senior guarantees or counter-guarantees	23,204,001	15,010,879

Subject to special monitoring	48,627	31,441
In observation
With Senior “B” guarantees and counter-guarantees	21,589	2,465
Without Senior guarantees or counter-guarantees	27,038	28,976

Troubled	57,727	48,167
With Senior “B” guarantees and counter-guarantees	57,684	39,735
Without Senior guarantees or counter-guarantees	43	8,432

With high risk of insolvency	152,800	248,685
With Senior “A” guarantees and counter-guarantees	2,116	2,788
With Senior “B” guarantees and counter-guarantees	79,229	133,476
Without Senior guarantees or counter-guarantees	71,455	112,421

Irrecoverable	149,719	108,845
With Senior “B” guarantees and counter-guarantees	13,315
Without Senior guarantees or counter-guarantees	136,404	108,845
Subtotal Commercial	30,075,256	23,162,854

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2016	12/31/2015

CONSUMER

Performing	49,075,185	42,462,761
With Senior “A” guarantees and counter-guarantees	669,984	558,274
With Senior “B” guarantees and counter-guarantees	2,274,794	2,370,316
Without Senior guarantees or counter-guarantees	46,130,407	39,534,171

Low risk	592,162	449,008
With Senior “A” guarantees and counter-guarantees	2,617	1,701
With Senior “B” guarantees and counter-guarantees	19,751	19,309
Without Senior guarantees or counter-guarantees	569,794	427,998

Medium risk	394,657	273,825
With Senior “A” guarantees and counter-guarantees	160	47
With Senior “B” guarantees and counter-guarantees	11,886	9,784
Without Senior guarantees or counter-guarantees	382,611	263,994

High risk	305,168	247,828
With Senior “A” guarantees and counter-guarantees	602	805
With Senior “B” guarantees and counter-guarantees	11,992	13,879
Without Senior guarantees or counter-guarantees	292,574	233,144

Irrecoverable	117,729	82,833
With Senior “B” guarantees and counter-guarantees	16,875	13,925
Without Senior guarantees or counter-guarantees	100,854	68,908

Irrecoverable according to Central Bank's rules	189	462
Without Senior guarantees or counter-guarantees	189	462

Subtotal Consumer	50,485,090	43,516,717
Total	80,560,346	66,679,571

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and Argentine Federation of Professionals Councils in Economic Sciences Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of September 30, 2016 and December 31, 2015 and (ii) the statements of income and cash flows and cash equivalents for the nine-month periods ended September 30, 2016 and 2015, with the financial statements of the subsidiaries listed in Note 1.2., as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3. to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the equity interests that Banco Macro SA holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of September 30, 2016):

	Banco Macro SA’s direct equity interest				Banco Macro SA’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán SA	Common	395,341	89.932%	89.932%	89.932%	89.932%
Macro Bank Limited (a)	Common	39,816,899	99.999%	99.999%	99.999%	100.00%
Macro Securities SA (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	98.605%	98.605%
Macro Fondos SGFCI SA	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) SA (voting rights: 100%, equity interes 4,133).

(b)	Consolidated with Macro Fondos SGFCI SA (percentage of capital stock and votes 80.90%).

(c)	The indirect equity interest of Banco Macro SA comes from Macro Fiducia SA.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules, Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day as of September 30, 2016 and December 31, 2015.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

d)	The amounts of the accounts in the statements of income for the nine-month periods ended September 30, 2016 and 2015, were converted into pesos, as described in a). In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) SA) as of September 30, 2016, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	235,202	3,589,965

Liabilities	187,271	2,858,376

Shareholders’ equity	47,931	731,589

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro SA and each of its subsidiaries as of September 30, 2016:

	Banco Macro SA	Banco del Tucumán SA	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro SA (consolidated)

Assets	123,580,721	11,946,412	3,589,965	477,556	2,814,224	136,780,430

Liabilities	103,170,076	10,299,922	2,858,376	263,915	222,504	116,369,785

Shareholders’ equity	20,410,645	1,646,490	731,589	213,641	2,591,720	20,410,645

Income	4,845,579	375,779	136,036	104,333	616,148	4,845,579

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) SA.

(2)	Figures related to the subsidiaries Macro Securities SA. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA) and Macro Fiducia SA.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and investments which mature less than three months since their date of acquisition/constitution. Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	09/30/2016	12/31/2015	09/30/2015

Cash	22,353,051	19,402,821	11,712,461

Government and private securities
Holdings booked at market value	2,086,865	997,435	652,837
Instruments issued by the Central Bank	14,188,459	2,018,994	2,068,338
Other receivables for financial intermediation
Other covered by debtor classification standards	320,681	253,727	197,897
Cash and cash equivalents	38,949,056	22,672,977	14,631,533

2.	RESTRICTED ASSETS

In addition, to the assets broken down in Note 8, to the stand-alone financial statements, certain assets are restricted as follows:

Item	09/30/2016	12/31/2015

2.1. Banco del Tucumán SA:

Government and Private securities

• Secured bonds in pesos under Presidential Decree No, 1579/2002, maturing in 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No, 622/2013	5,068	5,613
• Central Bank of Argentina Internal Bills in pesos, maturing in 2016 securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE	713	747
Subtotal Government and Private securities	5,781	6,360

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	191,009	172,659
Subtotal other receivables from financial intermediation	191,009	172,659

Other receivables

• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits and MAEClear transactions	30,117	21,327
Subtotal other receivables	30,177	21,327

Total	226,907	200,346

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

Item	09/30/2016	12/31/2015

2.2. Macro Securities SA:

Other receivables from financial intermediation

• Share of interest of the mutual fund Pionero Renta for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	7,926	8,492
Subtotal other receivables from financial intermediation	7,926	8,492

Investments in other companies

• Other	1,453	1,453

Subtotal investments in other companies	1,453	1,453

Total	9,379	9,945

2.3. Macro Fiducia SA:

Government and private securities

• Federal secured bonds maturing 2018 for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	3,732	3,352
Total	3,732	3,352

2.4 Macro Fondos SGFCI SA

Other receivables from financial intermediation
• Share of interest of the mutual fund Pionero FF for the minimum amount required to perform as an Agent de Administration Agent for Collective investments of mutual funds provided by CNV General Resolution No. 622/2013	1,101	894
Total	1,101	894

3.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 9. to the stand-alone financial statements, the consolidated financial statements as of September 30, 2016 and December 31, 2015, include assets amounted to 22,098 and 38,248, generated by Loans and other receivables from financial intermediation; liabilities amounted to 1,321,768 and 870,564 generated mainly by Deposits; and memorandum accounts amounted to 3,585,644 and 2,089,274, mainly generated by Items in custody, respectively.

Additionally, as of September 30, 2016 and 2015, net income generated by those transactions amounted to 9,106 and 182, respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 948 and 578, respectively. Net income from those transactions for nine-month periods ended September 30, 2016 and 2015 amount to 0 and 3, respectively. Both balances and income were eliminated in the consolidation process.

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of September 30, 2016:

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

	Balances at beginning of fiscal		Decreases		Balances at end of the
Breakdown	year	Increases	Charge off	Reversals	period

Allowances

For loans	1,495,964	801,846	467,868	27,035	1,802,907

For other receivables from financial intermediation	243,028	3,775	3,640	2,265	240,898

For receivables from financial leases	5,352	37		1,228	4,161

For interests in other companies	1,595	30	20	19	1,586

For other receivables	4,596	220	645	30	4,141

Total	1,750,535	805,908	472,173	30,577	2,053,693

For contingent commitments	6,590	569		3,309	3,850

For other contingencies	196,506	114,917	82,859	2	228,562

For differences from court deposits dollarization	44,645	8,107			52,752

For administrative, disciplinary and criminal sanctions	10,284			1,504	8,780

Total	258,025	123,593	82,859	4,815	293,944

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of September 30, 2016 and December 31, 2015:

Type of contract / underlying asset	09/30/2016	12/31/2015

Futures / foreign currency	226,828	3,447,291

Repo transactions	665,113	5,497

Forward contracts / foreign currency	211,314	3,105,416

Options / Other	174,916	150,342

Additionally, positions of transactions effective as of September 30, 2016 and December 31, 2015 are as follows:

Transaction	09/30/2016	12/31/2015

Net position of repurchase agreements	(196,427)	(1,403)

Net asset position of forward transactions without delivery of the underlying asset		(45,239)

Position of put options taken	13,324	11,821

Position of call options sold	(161,592)	(138,521)

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 13, to the Bank’s stand-alone financial statements, as of September 30, 2016 and December 31, 2015, Banco del Tucumán SA manages the following portfolios:

	Managed portfolio as of
Item	09/30/2016	12/31/2015
• On July 31, 2006, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “Gas Tucumán I” trust loan portfolio,	13,909	21,173
• On December 31, 2008, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio,	15,295	15,329
• Other managed portfolios,	4,717	2,577
Total	33,921	39,079

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 16, to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of September 30, 2016 and December 31, 2015:

7.1.	Financial trusts for investment purposes

Financial trust	09/30/2016	12/31/2015

Certificates of participation		2,257
Debt securities	11,446	15,094
Total	11,446	17,351

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries,

In addition to what has been mentioned in Note 16,2,, to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro SA, subsidiary Banco del Tucumán SA transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of September 30, 2016 and December 31, 2015, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 495 and 182, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (management).

As mentioned in Note 16.4, to the stand-alone financial statements, and in addition to those included in that Note, in these trusts the Bank, through Macro Fiducia SA (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of September 30, 2016 and December 31, 2015, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia SA (subsidiary) of these types of trusts amount to 728,118 and 408,671, respectively.

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 30, 2016

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Finance and Investor Relations Manager

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